Terms of the Notes
The Contingent Income Issuer Callable Yield Notes Linked to the Common Stock of Apple Inc. (the “Notes”) provide a quarterly Contingent Coupon Payment of $23.125 on the applicable Contingent Payment Date if, on any quarterly Observation Date, the Observation Value of the Underlying Stock is greater than or equal to the Coupon Barrier. Beginning on May 25, 2021 and on each quarterly Call Date thereafter, we have the right to redeem all, but not less than all, of the Notes at 100% of the principal amount, together with the relevant Contingent Coupon Payment. No further amounts will be payable following an Optional Early Redemption. If the Notes are not called, at maturity you will receive the Redemption Amount, calculated as described under “Redemption Amount Determination”.

Issuer:	BofA Finance LLC (“BofA Finance”)
Guarantor:	Bank of America Corporation (“BAC”)
Term:	Approximately 2 years, unless previously called.
Underlying Stock:	The common stock of Apple Inc. (Nasdaq Global Select Market symbol: “AAPL”).
Pricing and Issue Dates*:	November 20, 2020 and November 25, 2020, respectively
Observation Dates†*:	Quarterly. Please see the Preliminary Pricing Supplement for further details.
Coupon Barrier:	70% of the Starting Value.
Call Dates*:	Quarterly, beginning May 25, 2021. Please see the Preliminary Pricing Supplement for further details.
Threshold Value:	70% of the Starting Value.
Contingent Coupon Payment*:	If, on any quarterly Observation Date, the Observation Value is greater than or equal to the Coupon Barrier, we will pay a Contingent Coupon Payment of $23.125 per $1,000 in principal amount of Notes (equal to a rate of 2.3125% per quarter or 9.25% per annum) on the applicable Contingent Payment Date (including the Maturity Date).
Optional Early Redemption:	On any Call Date, we have the right to redeem all (but not less than all) of the Notes at the Early Redemption Amount. No further amounts will be payable following an Optional Early Redemption. We will give notice to the trustee at least five business days but not more than 60 calendar days before the applicable Call Date.
Early Redemption Amount:	For each $1,000 principal amount of Notes, $1,000 plus the applicable Contingent Coupon Payment, if otherwise payable.
Initial Estimated Value Range:	$920.00-$970.00 per Note.
Underwriting Discount:*	$17.50 (1.75% of the public offering price) per $1,000 in principal amount of Notes.
CUSIP:	09709T2Q3
Preliminary Pricing Supplement:	https://www.sec.gov/Archives/edgar/data/70858/000148105720000346/form424b2.htm
* Subject to change prior to the Pricing Date. † Subject to adjustment. Please see the Preliminary Pricing Supplement for further details.

Redemption Amount Determination

(assuming the Notes have not been previously called)

Hypothetical Returns at Maturity

Underlying Stock Return	Redemption Amount per Note	Return on the Notes(1)
60.00%	$1,023.125(2)	2.3125%
50.00%	$1,023.125	2.3125%
20.00%	$1,023.125	2.3125%
10.00%	$1,023.125	2.3125%
5.00%	$1,023.125	2.3125%
2.00%	$1,023.125	2.3125%
0.00%	$1,023.125	2.3125%
-10.00%	$1,023.125	2.3125%
-20.00%	$1,023.125	2.3125%
-30.00%(3)	$1,023.125	2.3125%
-30.01%	$699.900	-30.0100%
-50.00%	$500.000	-50.0000%
-70.00%	$300.000	-70.0000%
-100.00%	$0.000	-100.000%

(1)   The “Return on the Notes” is calculated based on the Redemption Amount and potential final Contingent Coupon Payment, not including any Contingent Coupon Payments paid prior to maturity.

(2)   This amount represents the sum of the principal amount and the final Contingent Coupon Payment.

(3)   This is the Underlying Return which corresponds to the Coupon Barrier and Threshold Value.

Risk Factors

•	Your investment may result in a loss; there is no guaranteed return of principal.
•	Your return on the Notes is limited to the return represented by the Contingent Coupon Payments, if any, over the term of the Notes.
•	The Notes are subject to Optional Early Redemption.
•	You may not receive any Contingent Coupon Payments and the Notes do not provide for any regular fixed coupon payments.
•	The Contingent Coupon Payment, Early Redemption Amount or Redemption Amount, as applicable, will not reflect the price of the Underlying Stock other than on the Observation Dates or the Valuation Date, as applicable.
•	Your return on the Notes may be less than the yield on a conventional debt security of comparable maturity.
•	Any payment on the Notes is subject to the credit risk of BofA Finance and the Guarantor, and actual or perceived changes in BofA Finance or the Guarantor’s creditworthiness are expected to affect the value of the Notes.
•	The public offering price you pay for the Notes will exceed their initial estimated value.
•	We cannot assure you that a trading market for your Notes will ever develop or be maintained.
•	The terms of the Notes will not be adjusted for all corporate events that could affect the issuer of the Underlying Stock.

You may revoke your offer to purchase the Notes at any time prior to the time at which we accept such offer on the date the Notes are priced. We reserve the right to change the terms of, or reject any offer to purchase, the Notes prior to their issuance. In the event of any changes to the terms of the Notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

Please see the Preliminary Pricing Supplement for complete product disclosure, including related risks and tax disclosure.

This fact sheet is a summary of the terms of the Notes and factors that you should consider before deciding to invest in the Notes. BofA Finance has filed a registration statement (including preliminary pricing supplement, product supplement, prospectus supplement and prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this fact sheet relates. Before you invest, you should read this fact sheet together with the Preliminary Pricing Supplement dated November 18, 2020, Product Supplement STOCK-1 dated January 8, 2020 and Prospectus Supplement and Prospectus each dated December 31, 2019 to understand fully the terms of the Notes and other considerations that are important in making a decision about investing in the Notes. If the terms described in the applicable Preliminary Pricing Supplement are inconsistent with those described herein, the terms described in the applicable Preliminary Pricing Supplement will control. You may get these documents without cost by visiting EDGAR on the SEC Web site at sec.gov or by clicking on the hyperlinks to each of the respective documents incorporated by reference in the Preliminary Pricing Supplement. Alternatively, BofA Finance, any agent or any dealer participating in this offering will arrange to send you the Preliminary Pricing Supplement, Product Supplement STOCK-1 and Prospectus Supplement and Prospectus if you so request by calling toll-free at 1-800-294-1322.